UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*



                                 TRANSAXIS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                    89353K101
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89353K101
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(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Brown Simpson Partners I, Ltd.

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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)      X
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Cayman Islands
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Number of Shares Beneficially Owned by Each
   Reporting Person With                      (5) Sole Voting Power:          *
                                              (6) Shared Voting Power:        *
                                              (7) Sole Dispositive Power:     *
                                              (8) Shared Dispositive Power:   *

--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

        89,345.07*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9):  9.99%*
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions): OO
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*     Brown Simpson Partners I, Ltd. ("BSPI") is the  holder of 360 shares  (the
"Preferred Shares") of Series D Convertible Preferred Stock (the "Series D Preferred") of TransAxis, Inc., a Delaware corporation formerly known as Digital Courier Technologies, Inc. (the "Company"). The Preferred Shares have no par value and a stated value of $10,000 per share (the "Stated Value"). Subject to certain restrictions contained in the Series D Preferred, each of the Preferred Shares may be converted into common stock of the Company, par value $0.0001 per share (the "Shares"), at a conversion price of $30.00 per share, which conversion price is subject to adjustment as set forth in the Series D Preferred. The Series D Preferred provides that in no event shall the Preferred Shares be convertible, to the extent that the issuance of Shares upon conversion, after taking into account the Shares then owned by BSPI and its affiliates, would result in the beneficial ownership by BSPI and its affiliates of more than 9.99% of the outstanding Shares (the "Issuance Limitation"). BSPI has the express right to waive the Issuance Limitation upon sixty-five (65) days written notice to the Company. The Issuance Limitation presently remains in effect. Thus, as of December 31, 2003, for the purposes of Reg. Section 240.13d-3, BSPI is the beneficial owner of 89,345.07 Shares, or 9.99% of the Shares deemed issued and outstanding as of that date. This number assumes the conversion of the Preferred Shares into Shares, subject to the Issuance Limitation.

CUSIP No.  89353K101
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Xmark Asset Management, LLC
      13-3954392
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)      X
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  New York, United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each
   Reporting Person With                      (5) Sole Voting Power:          *
                                              (6) Shared Voting Power:        *
                                              (7) Sole Dispositive Power:     *
                                              (8) Shared Dispositive Power:   *

--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

        89,345.07*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9):  9.99%*
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions): IA
--------------------------------------------------------------------------------

* Xmark Asset Management, LLC ("XAM"), a New York limited liability company formerly known as Brown Simpson Asset Management, LLC, serves as investment manager for Brown Simpson Partners I, Ltd. ("BSPI"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by BSPI. BSPI is the holder of 360 shares (the "Preferred Shares") of Series D Convertible Preferred Stock (the "Series D Preferred") of TransAxis, Inc., a Delaware corporation formerly known as Digital Courier Technologies, Inc. (the "Company"). The Preferred Shares have no par value and a stated value of $10,000 per share (the "Stated Value"). Subject to certain restrictions contained in the Series D Preferred, each of the Preferred Shares may be converted into common stock of the Company, par value $0.0001 per share (the "Shares"), at a conversion price of $30.00 per share, which conversion price is subject to adjustment as set forth in the Series D Preferred. The Series D Preferred provides that in no event shall the Preferred Shares be convertible, to the extent that the issuance of Shares upon conversion, after taking into account the Shares then owned by BSPI and its affiliates, would result in the beneficial ownership by BSPI and its affiliates of more than 9.99% of the outstanding Shares (the "Issuance Limitation"). BSPI has the express right to waive the

Issuance Limitation upon sixty-five (65) days written notice to the Company. The Issuance Limitation presently remains in effect. Thus, as of December 31, 2003, for the purposes of Reg. Section 240.13d-3, each of the Reporting Persons may be deemed the beneficial owner of 89,345.07 Shares, or 9.99% of the Shares deemed issued and outstanding as of that date. This number assumes the conversion of the Preferred Shares into Shares, subject to the Issuance Limitation.

Item 1(a).  Name Of Issuer:   TransAxis, Inc. (formerly known as Digital Courier
            Technologies, Inc.)

Item 1(b).  Address of  Issuer's  Principal Executive Offices:
            348 East 6400 South, Suite 220, Salt Lake City, Utah 84107.


Item 2(a). Name of Person Filing: The statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            (i) Brown Simpson Partners I, Ltd. ("Brown Simpson Partners I"); and

           (ii) Xmark Asset Management, LLC ("Xmark Asset Management").

            Xmark Asset Management, formerly known as Brown Simpson Asset Management, LLC, serves as the investment manager to Brown Simpson Partners I.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            (i) The address  of the principal  business offices of Brown Simpson
                Partners I is Walkers Attorneys-at-Law, P.O. Box 265GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

           (ii) The address of the principal business offices of Xmark Asset Management is 152 West 57th Street, 21st Floor, New York, New York 10019.


Item 2(c).  Citizenship:

           (i) Brown Simpson Partners I is a Cayman Islands exempted company.

          (ii) Xmark Asset Management, LLC is a New York limited liability company.


Item 2(d).  Title  of  Class  of  Securities:   Common Stock,  par value $0.0001
            per share (the "Shares").


Item 2(e).  CUSIP No.:  89353K101

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned. As of December 31, 2003, each of the Reporting Persons may be deemed the beneficial owner of 89,345.07* Shares held for the account of Brown Simpson Partners I.

         (b) Percent of Class: The number of Shares of which each of the Reporting Persons may be deemed the beneficial owner constitute approximately 9.99%* of the total number of Shares outstanding (assuming the conversion of the Series D Preferred held for the account of Brown Simpson Partners I.

         (c)  Number of Shares as to which the person has:

                  Brown Simpson Partners I

                  (i) sole power to vote or to direct the vote                 *

                  (ii) shared power to vote or to direct the vote              *

                  (iii) sole power to dispose or to direct the disposition of  *

                  (iv) shared power to dispose or to direct the disposition of *

________________________
* Xmark Asset Management, LLC ("XAM"), a New York limited liability company formerly known as Brown Simpson Asset Management, LLC, serves as investment manager for Brown Simpson Partners I, Ltd. ("BSPI"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by BSPI. BSPI is the holder of 360 shares (the "Preferred Shares") of Series D Convertible Preferred Stock (the "Series D Preferred") of TransAxis, Inc., a Delaware corporation formerly known as Digital Courier Technologies, Inc. (the "Company"). The Preferred Shares have no par value and a stated value of $10,000 per share (the "Stated Value"). Subject to certain restrictions contained in the Series D Preferred, each of the Preferred Shares may be converted into common stock of the Company, par value $0.0001 per share (the "Shares"), at a conversion price of $30.00 per share, which conversion price is subject to adjustment as set forth in the Series D Preferred. The Series D Preferred provides that in no event shall the Preferred Shares be convertible, to the extent that the issuance of Shares upon conversion, after taking into account the Shares then owned by BSPI and its affiliates, would result in the beneficial ownership by BSPI and its affiliates of more than 9.99% of the outstanding Shares (the "Issuance Limitation"). BSPI has the express right to waive the Issuance Limitation upon sixty-five (65) days written notice to the Company. The Issuance Limitation presently remains in effect. Thus, as of December 31, 2003, for the purposes of Reg. Section 240.13d-3, each of the Reporting Persons may be deemed the beneficial owner of 89,345.07 Shares, or 9.99% of the Shares deemed issued and outstanding as of that date. This number assumes the conversion of the Preferred Shares into Shares, subject to the Issuance Limitation.

                  Xmark Asset Management

                  (i) sole power to vote or to direct the vote                 *

                  (ii) shared power to vote or to direct the vote              *

                  (iii) sole power to dispose or to direct the disposition of  *

                  (iv) shared power to dispose or to direct the disposition of *


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.*


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 17, 2004                           BROWN SIMPSON PARTNERS I, LTD.


                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Managing Principal

February 17, 2004                           XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


                                 EXHIBIT INDEX

The Joint Filing Agreement, dated as of January 28, 2003, by and among Brown Simpson Partners I, Ltd., and Brown Simpson Asset Management, LLC, is hereby incorporated by reference to Exhibit D to Amendment No. 4 to Schedule 13G, dated December 31, 2002, filed jointly by Brown Simpson Partners I, Ltd., and Brown Simpson Asset Management, LLC.



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)